EXHIBIT 99.10

Voting Card	Shareholder number:	Number of voting rights exercised:		voting	Instructions

To: Nippon Mining Holdings, Inc.
1.   If you are unable to attend the shareholders’ meeting in person, please indicate your approval or disapproval on the voting card and mail it so that it arrives by 5 p.m. on January 26, 2010.

2.   Please use a black-ink ball-point pen to indicate your approval or disapproval by clearly circling the appropriate item.

3.   To exercise voting rights via the Internet, please access the website written below by using your voting code and password and enter your approval or disapproval by 5 p.m. on January 26, 2010. You do not need to return your voting card if you vote via the Internet.

I have exercised my voting rights as indicated to the right (by circling approval or disapproval) regarding each proposal for Nippon Mining Holdings’ extraordinary general meeting of shareholders to be held on January 27, 2010 (including any continuation or adjournment of the meeting).
		Items	Item 1	Item 2

			Approval	Approval
Indication of
approval/
disapproval
			Disapproval	Disapproval

January ___, 2010

If you do not indicate your approval or disapproval of a proposal, you will be considered to have approved that proposal.	If you exercise voting rights both in writing and via the Internet, the votes submitted via the Internet will prevail. If you exercise voting rights multiple times via the Internet, the last vote will prevail.

Nippon Mining Holdings, Inc.	When attending the shareholders’ meeting in person, do not detach the portion to the right but submit this card at reception as is.
Cut along this line
Nippon Mining Holdings, Inc.